CHINA PRECISION STEEL, INC.
8th Floor, Teda Building
87 Wing Lok Street
Sheung Wan, Hong Kong

July 12, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0404

Re:	China Precision Steel, Inc.
Registration Statement on Form S-3
File No. 333-143454

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Company’s registration statement on Form S-3, File No. 333-143454, filed June 1, 2007, to July 16, 2007, at 5:00 pm.

In making such request, the Company acknowledges that:

1. should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filing;

2. the action of the Commission or its staff, acting pursuant to delegated authority, in declaring such filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

CHINA PRECISION STEEL, INC.

By: /s/ Wo Hing Li
Wo Hing Li, Chief Executive Officer